                       Securities and Exchange Commission

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                          Wyndham Hotel Corporation
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 983100 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                               James D. Carreker
                         2001 Bryan Street, Suite 2300
                                2001 Ross Avenue
                              Dallas, Texas  75201

                               (214) 863-1000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                May 24, 1996
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All exhibits to this Schedule 13D are incorporated herein by reference to Wyndham Hotel Corporation's Registration Statement on Form S-1 (Registration No. 333-2214).

                      (Continued on the following page(s))
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                                 SCHEDULE 13D

CUSIP NO. 983100 10 8                                                     Page 2



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James D. Carreker

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
      (See item 4 under the caption Stockholder's Agreement.)           (b) /X/
                                    -----------------------
- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO (See Item 3.)

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,173,316

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     55,969
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,173,316

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     55,969

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,229,285

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.31%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.



                                 Page 2 of 10
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Item 1.  Security and Issuer.

         This statement relates to shares of the comon stock, par value $.01 per share (the "COMMON STOCK"), of Wyndham Hotel Corporation, a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 2001 Bryan Street, Suite 2300, Dallas, Texas 75201, and its telephone number at such address is (214) 863-1000.

Item 2.  Identity and Background.

         (a)       This statement is filed by James D. Carreker.

         (b) Mr. Carreker's business address is 2001 Bryan Street, Suite 2300, Dallas, Texas 75201.

         (c) Mr. Carreker is the President, Chief Executive Officer and a director of the Company. The Company is a national hotel company that operates upscale hotels. The Company's address is set forth in Item 1.

         (d)-(e) Mr. Carreker has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)       Mr. Carreker is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Carreker directly acquired 1,173,316 shares of Common Stock on May 24, 1996. Such shares were acquired in exchange for various contributions of partnership interests in various partnerships in which Carreker was a limited partner. These partnerships were involved in the ownership or management of hotels. Mr. Carreker acquired such shares pursuant to that certain Formation Agreement among the Company, Mr. Carreker and the other parties listed on the signature pages thereto (the "FORMATION AGREEMENT"). The Formation Agreement is incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214).

         Mr. Carreker indirectly acquired 55,969 shares of Common Stock on May 24, 1996 through his 49% stock ownership of Wyndham Hotel Management Corporation, which directly acquired 114,222 shares of Common Stock on May 24, 1996. Wyndham Hotel Management Corporation acquired such 114,222 shares in exchange for the contribution of a partnership interest in a partnership in which Wyndham Hotel Management Corporation





                               Page 3 of 10 pages
was the general partner. The partnership was involved in the management of hotels. Such shares were acquired pursuant to the Formation Agreement. Mr. Carreker disclaims beneficial ownership of all shares of Common Stock held by Wyndham Hotel Management Corporation beyond his 49% percentage ownership therein.

         The Carreker Descendants Trust, a trust of which Mr. Carreker is the special trustee and has full voting rights, directly acquired 77,671 shares of Common Stock on May 24, 1996. Such shares were acquired in exchange for the contribution of a partnership interest in a partnership in which the trust was a limited partner. The partnership was involved in the management of hotels. The trust acquired such shares pursuant to the Formation Agreement. Mr. Carreker disclaims beneficial ownership of all shares of Common Stock held in the trust.

         During 1993, 1994 and 1995, Mr. Carreker incurred indebtedness to Wyndham Finance Limited Partnership ("WFLP"), a partnership owned by certain members of the Crow family or their lineal descendants. The purpose of the loans was to finance Mr. Carreker's capital contributions to various partnerships in which Mr. Carreker had an ownership interest. In the Formation Agreement closing the Company purchased a promissory note representing such loans for a cash payment to WFLP in the amount of $4,904,573, which is equivalent to the aggregate outstanding principal and accrued interest that was owing by Mr. Carreker to WFLP as of December 31, 1995. Such promissory note accrues interest at 6% per annum and is fully secured by the pledge of shares of Common Stock held by Mr. Carreker; the outstanding principal and accrued interest (compounded quarterly) will be payable in a single lump sum in May 2001. The promissory note is incorporated herein by reference to Exhibit 10.16(a) to the Company's Registration Statement on Form S-1 (Registration No. 333-2214).

Item 4.  Purpose of Transaction.

         Mr. Carreker acquired the shares of Common Stock held by him pursuant to the Formation Agreement, and is holding them for investment purposes. Mr. Carreker may purchase additional shares of Common Stock either in the open market or in private transactions, depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments.

         Stockholders' Agreement. On May 24, 1996, Mr. Carreker entered into a stockholders' agreement (the "STOCKHOLDERS' AGREEMENT") with the Company, various affiliates of The Hampstead Group L.L.C. (the "BEDROCK STOCKHOLDERS"), certain other senior executive officers of the Company, Wyndham Employees Ltd. ("WEL") and certain other parties (collectively, the "CROW/WYNDHAM STOCKHOLDERS"), which imposes certain restrictions on the transfer of Common Stock held by such stockholders (the "STOCKHOLDERS") and entitles the Stockholders to certain rights regarding corporate governance.





                               Page 4 of 10 pages
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         Pursuant to the Stockholders' Agreement, each of the Stockholders agrees not to sell, transfer, pledge or otherwise dispose of ("TRANSFER") its Common Stock otherwise than as permitted by the provisions of the Stockholders' Agreement. The Stockholders' Agreement permits the following Transfers: (i) open-market sales not exceeding the volume limitations imposed by Rule 144 under the Securities Act of 1933, as amended, (ii) sales in the Company's initial public offering and (iii) Transfers of Common Stock by WEL to the direct or indirect owners of equity interests in WEL. The Stockholders' Agreement also provides that any Stockholders may Transfer any Common Stock, provided that the transferee agrees to be bound by the Stockholders' Agreement
(a) to any wholly-owned affiliate of the transferring Stockholder, (b) to certain transferring Stockholder family members, trusts or, if the transferring stockholder is a corporation, partnership or other entity, its equity owners,
(c) to certain members of the Crow family or their lineal descendants (the "CROW INTERESTS"), (d) to the Company or to any then-existing Crow/Wyndham Stockholder or to any full time senior executive officer of the Company, (e) as a pledge to secure indebtedness, provided that the pledgee agrees to offer a right of purchase, in the event of any foreclosure of the pledge, to the other Stockholders in accordance with the Stockholders' Agreement, and (f) to the owners of equity interests in a Stockholder upon a partial or complete liquidation or dissolution of such Stockholder.

         The Stockholders' Agreement further provides that except with respect to a permitted Transfer described above the proposed Transfer by a Stockholder to a third party of Common Stock shall be subject to a first right of purchase in favor of the Stockholders in the other Stockholder Group (as defined below) at the price and on the other terms of the proposed third-party sale. The Company has a prior right to purchase Common Stock subject to a proposed Transfer if the offered Common Stock represents all of the Common Stock held by the Crow Interests, but only to the extent the purchase by the Bedrock Stockholders of the Common Stock would cause the Bedrock Stockholders to own more than 40% of the outstanding Common Stock. A similar first right of purchase requirement applies in the event of third-party sales in connection with a shelf registration or an underwritten public offering in which Stockholders propose to sell Common Stock.

         Under the Stockholders' Agreement, the Bedrock Stockholders and the Crow/Wyndham Stockholders (each a "STOCKHOLDER GROUP") are each entitled to nominate a portion of the Company's Board of Directors, such portion to be based upon the proportionate number of shares of Common Stock held by each Stockholder Group and to be allocated as proportionately as practicable between independent directors and other directors. Each Stockholder Group is also entitled to nominate directors to serve on each of the Board's Committees on a similar proportionate basis. Subject to certain conditions set forth in the Stockholders' Agreement, each Stockholder Group agrees to use its best efforts to elect the director nominated in accordance with the Stockholders' Agreement and to remove directors under certain circumstances. The Stockholders' Agreement further provides that as long as the Crow Interests own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders'





                               Page 5 of 10 pages

Agreement), the Chairman of the Board of the Company shall be a person designated by the Crow Interests. In the event the Bedrock Stockholders own at least 30% of the outstanding Common Stock (excluding any shares acquired from a third party after the date of the Stockholders' Agreement) and the Crow Interests no longer own at least such percentage, the Chairman of the Board of the Company shall be a person designated by the Bedrock Stockholders.

         The Stockholders' Agreement terminates upon the earliest to occur of
(a) the sixth anniversary of the date of the Stockholders' Agreement, (b) the Bedrock Stockholders and the Crow/Wyndham Stockholders collectively owning less than 37.5% of the outstanding Common Stock, (c) the termination of management contracts in connection with the development fund organized by the Bedrock Stockholders and certain lenders, below a specified level, (d) certain changes in control of the Bedrock Stockholders, (e) the Bedrock Stockholders owning less than 50% of the number of shares of Common Stock held by them immediately following the Company's initial public offering and (f) any distribution of Common Stock by the Bedrock Stockholders to direct or indirect owners of equity interest in the Bedrock Stockholders that result in such Common Stock being held by anyone other than a Bedrock principal or an entity controlled by such a principal.

         The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the form of Stockholders' Agreement incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214).

         Registration Rights Agreement. On May 24, 1996, the Company entered into a registration rights agreement with Mr. Carreker, certain other senior executive officers of the Company, Bedrock and certain other parties (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale any shares of Common Stock (and other securities of the Company that are exercisable to purchase, convertible into or exchangeable for shares of capital stock of the Company) that are held by the parties thereto (collectively, the "REGISTRABLE SECURITIES"). All of the shares of Common Stock held by Mr. Carreker are Registrable Securities. The Registration Rights Agreement provides that any holder of Registrable Securities may require the Company upon written notice to register for sale such Registrable Securities (a "DEMAND REGISTRATION"), provided that the total amount of Registrable Securities to be included in the Demand Registration has a market value of at least $20 million and provided that notice is not given prior to six months after the effective date of the previous Demand Registration. If Registrable Securities are going to be registered by the Company pursuant to a Demand Registration, the Company must provide written notice to the other holders of Registrable Securities and permit them to include any or all Registrable Securities that they hold in the Demand Registration, provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that





                               Page 6 of 10 pages
inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. Upon notice of a Demand Registration, the Company is required to file a Registration Statement within 60 days of the date on which notice is given, although the Company may postpone the filing for up to 90 days under certain circumstances. Subject to the conditions stated or referred to above, the holders of Registrable Securities may request an unlimited number of Demand Registrations. Mr. Carreker and certain other parties to the Registration Rights Agreement have agreed not to exercise any Demand Registration rights for a period of six months from the date of execution of the Registration Rights Agreement. WEL has a one-time right to require the Company to register the Registrable Securities that it holds in connection with the distribution of the Registrable Securities to the WEL participants (the "WEL REGISTRATION"). Other holders of Registrable Securities may not join the WEL Registration. A WEL Registration is not a Demand Registration and it is not subject to the restrictions on a Demand Registration, including the $20 million market value requirement.

         The Registration Rights Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than a WEL Registration and certain other types of registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (the "PIGGYBACK REGISTRATION"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering.

         The Company is generally required to pay all of the expenses of Demand Registrations, the WEL Registration and Piggyback Registrations, other than underwriting discounts and commissions. In the event of a Demand Registration within one year of the date of the Registration Rights Agreement, the holders of the Registrable Securities being registered must pay up to $250,000 ($125,000 in the case of a shelf registration) of such expenses.

         The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214).

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Carreker beneficially owns 1,229,285 shares of Common Stock, or 6.31% of the 19,470,799 shares of Common Stock outstanding. Mr. Carreker owns 1,173,316 of such shares directly, and beneficially owns an additional 55,969 of such shares pursuant to





                               Page 7 of 10 pages
his 49% ownership and status as a director of Wyndham Hotel Management Corporation, which owns 114,222 shares directly.

         Wyndham Hotel Management Corporation is the sole general partner of WEL. WEL directly acquired 646,669 shares of Common Stock on May 24, 1996 pursuant to the Formation Agreement. Mr. Carreker disclaims beneficial ownership of all Common Stock held by WEL.

         See the third paragraph of Item 3 regarding shares of Common Stock held by The Carreker Descendants Trust, as to which shares Mr. Carreker disclaims beneficial ownership.

         (b) Mr. Carreker has the sole power to vote or dispose of 1,173,316 shares of Common Stock, and has shared power to vote or dispose of 55,969 shares of Common Stock.

         (c)       Not applicable.

         (d)       Pursuant to the pledge described in the last paragraph of
Item 3, the Company has the right to require the application of proceeds of sales of pledged shares of Common Stock to the balance of the promissory note described therein.

         (e)       Not applicable.

Item 6. Contract, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Stockholders' Agreement.  See Item 4 above.

         Registration Rights Agreement.  See Item 4 above.

         Promissory Note.  See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

Formation Agreement, dated as of March 10, 1996 (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

6% Promissory Note, dated as of May 20, 1996 (incorporated herein by reference to Exhibit 10.16(a) to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).





                               Page 8 of 10 pages
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Stockholders' Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).

Registration Rights Agreement, dated as of May 24, 1996 (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-2214)).





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.





DATED:   May 31, 1996             /s/ James D. Carreker
                                 ------------------------------
                                 James D. Carreker





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